Filing by Wells Fargo Funds Trust pursuant to Rule 425 under the Securities Act of 1933 and deemed filed under Rule 14a-12(b) under the Securities Exchange Act of 1934. Subject company: Wells Fargo Funds Trust (SEC File Nos. 333-74295)

[Wells Fargo Asset Management Logo]

Wells Fargo Funds

Product Alert

August 11, 2016

Wells Fargo Funds proposes to merge one money market fund into another

The Wells Fargo Funds Board of Trustees has approved the proposal to merge the Wells Fargo Municipal Money Market Fund into the Wells Fargo National Tax-Free Money Market Fund. The merger is subject to approval by shareholders of the Municipal Money Market Fund. It is expected to be a tax-free transaction for U.S. federal income tax purposes.

Affected funds at a glance

Merging fund	Acquiring fund	Portfolio management team of acquiring fund
Wells Fargo Municipal Money Market Fund	Wells Fargo National Tax-Free Money Market Fund	Jeffrey Weaver, CFA; James Randazzo

Anticipated time frame for proposed merger

Date (subject to change)	Event
August 11, 2016	Wells Fargo Funds will file prospectus/proxy statement with the SEC.
September 9, 2016	Record date—shareholders who own shares of the merging fund as of this date will be eligible to vote their shares.
Mid-September 2016	Proxy materials requesting shareholder votes will be mailed to shareholders.
December 8, 2016	Special shareholder meeting will be held to approve the fund merger.
January 20, 2017	If approved by shareholders, the merger will take effect following the close of business.

If you have any questions, please contact the Institutional Sales Desk at 1-888-253-6584.

Additional information and where to find it

In connection with the proposed transactions, the merging fund will file a preliminary prospectus/proxy statement with the U.S. Securities and Exchange Commission (SEC) in August 2016. All shareholders are advised to read the prospectus/proxy statement—when available—in its entirety because it will contain important information about the acquiring fund, merging fund, transaction, fees, expenses, risk considerations, persons soliciting proxies in connection with the transaction, and the interests of these persons in the transaction and related matters. The merging fund intends to mail the prospectus/proxy statement to its shareholders. Shareholders may obtain a free copy of the prospectus/proxy statement and other documents filed by the merging fund with the SEC at the SEC’s website, sec.gov. Free copies of the prospectus/proxy statement—when available—may be obtained by directing a request via mail, phone, or website to Wells Fargo Funds, P.O. Box 8266, Boston, MA 02266-8266, 1-800-222-8222, wellsfargofunds.com. In addition to the prospectus/proxy statement, the merging and acquiring funds file annual and semi-annual reports and other information with the SEC. You may read and copy any reports, statements, or other information filed by the funds at the SEC’s public reference rooms at 100 F Street, NE, Washington, D.C., 20549-0213. Please call the SEC at 1-800-SEC-0330 for further information on the public reference rooms. Filings made with the SEC by the funds are also available to the public from commercial document-retrieval services and at the website maintained by the SEC at sec.gov.

Participants in the solicitation

The merging and acquiring funds and their respective directors, executive officers, and certain members of their management and other employees may be soliciting proxies from shareholders in favor of the transaction and other related matters. Information about persons who may be considered participants in the solicitation of the merging fund’s shareholders under the rules of the SEC will be in the prospectus/proxy statement when it is filed with the SEC.

Carefully consider a fund’s investment objectives, risks, charges, and expenses before investing. For a current prospectus and, if available, a summary prospectus, containing this and other information, visit wellsfargofunds.com. Read it carefully before investing.

An investment in a money market fund is not insured or guaranteed by the Federal Deposit Insurance Corporation or any other government agency. Although the fund seeks to preserve the value of your investment, it is possible to lose money by investing in a money market fund. A portion of the fund’s income may be subject to federal, state, and/or local income taxes or the Alternative Minimum Tax (AMT).

Wells Fargo Asset Management (WFAM) is a trade name used by the asset management businesses of Wells Fargo & Company.
Wells Fargo Funds Management, LLC, a wholly owned subsidiary of Wells Fargo & Company, provides investment advisory and administrative services for Wells Fargo Funds. Other affiliates of Wells Fargo & Company provide subadvisory and other services for the funds. The funds are distributed by Wells Fargo Funds Distributor, LLC, Member FINRA, an affiliate of Wells Fargo & Company.
244550 08-16

NOT FDIC INSURED n NO BANK GUARANTEE n MAY LOSE VALUE